SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)
Information to Be Included in Statements Filed Pursuant
to Rule 13d-1(b), (c), and (d) and Amendments Thereto Filed
Pursuant to Rule 13d-2(b)

(Amendment No.    )*

Amyris, Inc.
(Name of Issuer)
Common Stock, par value $0.0001
(Title of Class of Securities)
03236M101
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SIGNATURE
EX-99.A JOINT FILING AGREEMENT

CUSIP No.	03236M101	13G

1.	NAMES OF REPORTING PERSONS

Temasek Holdings (Private) Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Singapore

	5.	SOLE VOTING POWER

NUMBER OF		—

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,724,766*

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—

WITH	8.	SHARED DISPOSITIVE POWER

2,724,766*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,724,766*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.2%**

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
* See Item 4 of Schedule.
** Based on 43,815,019 shares of common stock outstanding on October 29, 2010, as set forth in the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended September 30, 2010 filed with the Securities and Exchange Commission on November 10, 2010.

CUSIP No.	03236M101	13G

1.	NAMES OF REPORTING PERSONS

Fullerton Management Pte Ltd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Singapore

	5.	SOLE VOTING POWER

NUMBER OF		—

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,724,766*

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—

WITH	8.	SHARED DISPOSITIVE POWER

2,724,766*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,724,766*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.2%**

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
* See Item 4 of Schedule.
** Based on 43,815,019 shares of common stock outstanding on October 29, 2010, as set forth in the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended September 30, 2010 filed with the Securities and Exchange Commission on November 10, 2010.

CUSIP No.	03236M101	13G

1.	NAMES OF REPORTING PERSONS

Cairnhill Investments (Mauritius) Pte Ltd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Mauritius

	5.	SOLE VOTING POWER

NUMBER OF		—

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,724,766*

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—

WITH	8.	SHARED DISPOSITIVE POWER

2,724,766*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,724,766*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.2%**

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
* See Item 4 of Schedule.
** Based on 43,815,019 shares of common stock outstanding on October 29, 2010, as set forth in the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended September 30, 2010 filed with the Securities and Exchange Commission on November 10, 2010.

CUSIP No.	03236M101	13G

1.	NAMES OF REPORTING PERSONS

Maxwell (Mauritius) Pte Ltd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Mauritius

	5.	SOLE VOTING POWER

NUMBER OF		—

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,724,766*

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—

WITH	8.	SHARED DISPOSITIVE POWER

2,724,766*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,724,766*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.2%**

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
* See Item 4 of Schedule.
** Based on 43,815,019 shares of common stock outstanding on October 29, 2010, as set forth in the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended September 30, 2010 filed with the Securities and Exchange Commission on November 10, 2010.

Item 1(a). Name of Issuer:
     Amyris, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
5885 Hollis Street, Suite 100
Emeryville, CA 94608
Item 2(a). Name of Person Filing:
(1)	Temasek Holdings (Private) Limited (“Temasek Holdings”)

(2)	Fullerton Management Pte Ltd (“FMPL”)

(3)	Cairnhill Investments (Mauritius) Pte Ltd (“Cairnhill”)

(4)	Maxwell (Mauritius) Pte Ltd (“Maxwell”)
Item 2(b). Address of Principal Business Office or, if None, Residence:
     (1) 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891
     (2) 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891
     (3) c/o IMM, Les Cascades, Edith Cavell Street, Port Louis, Mauritius
     (4) c/o IMM, Les Cascades, Edith Cavell Street, Port Louis, Mauritius
Item 2(c). Citizenship:
     (1) Republic of Singapore
     (2) Republic of Singapore
     (3) Mauritius
     (4) Mauritius
Item 2(d). Title of Class of Securities:
     Common Stock, par value $0.0001 (“Common Stock”)
Item 2(e). CUSIP Number:
     03236M101

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
     None of the above.
Item 4. Ownership.
(a) Amount beneficially owned: 2,724,766.
As of December 31, 2010, Maxwell directly owned 2,724,766 shares of Common Stock. Maxwell is wholly-owned by Cairnhill, which in turn is wholly-owned by FMPL, which in turn is wholly-owned by Temasek Holdings. Therefore, each of Temasek Holdings, FMPL and Cairnhill may be deemed to beneficially own the shares of Common Stock directly owned by Maxwell.
Accordingly, as of December 31, 2010, each of Temasek Holdings, FMPL and Cairnhill may be deemed to beneficially own 2,724,766 shares of Common Stock.
(b) Percent of class: 6.2%.
As of December 31, 2010, the percentage of the class represented by the amount in Item 4(a) is 6.2%, which is based on a total of 43,815,019 shares of Common Stock outstanding on October 29, 2010, as set forth in the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended September 30, 2010 filed with the Securities and Exchange Commission on November 10, 2010.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0.
(ii) Shared power to vote or to direct the vote: As of December 31, 2010, Maxwell: 2,724,766; Cairnhill: 2,724,766; FMPL: 2,724,766; and Temasek Holdings: 2,724,766.
(iii) Sole power to dispose or to direct the disposition of: 0.
(iv) Shared power to dispose or to direct the disposition of: As of December 31, 2010, Maxwell: 2,724,766; Cairnhill: 2,724,766; FMPL: 2,724,766; and Temasek Holdings: 2,724,766.
Item 5. Ownership of Five Percent or Less of a Class.
     Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock held by the filing persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
     Not applicable.

Item 8. Identification and Classification of Members of the Group.
     Not applicable.
Item 9. Notice of Dissolution of Group.
     Not applicable.
Item 10. Certifications.
     Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
DATED: February 10, 2011

Temasek Holdings (Private) Limited
By:	/s/ Lena Chia Yue Joo
	Name:	Lena Chia Yue Joo
	Title:	Managing Director, Legal & Regulations

Fullerton Management Pte Ltd
By:	/s/ Lena Chia Yue Joo
	Name:	Lena Chia Yue Joo
	Title:	Director

Cairnhill Investments (Mauritius) Pte Ltd
By:	/s/ Rooksana Shahabally
	Name:	Rooksana Shahabally
	Title:	Director

Maxwell (Mauritius) Pte Ltd
By:	/s/ Rooksana Shahabally
	Name:	Rooksana Shahabally
	Title:	Director